BlissDivorce™

Get divorced without the cost, time and conflict of attorneys.

Current system of divorce is antiquated, analog and extremely painful

Two attorneys fight it out, just like they did 200 years ago…


"We who labor here seek only truth."
gettyimages



…Resulting in a drawn out, **financially and emotionally devastating** process

- $25,000 – 30,000 avg. cost destroys 77% of family wealth[1]
- 11-17 month timeframe
- Confusing, stressful process
- Huge cost to families from heartbreak, anguish, mental health

[1]Ohio State University study of 9,055 people
https://news.osu.edu/divorce-drops-a-persons-wealth-by-77-percent-study-finds/

Why hasn't technology disrupted this market?
Dispute resolution is a major technological barrier





70%+ of divorces involve disagreements

Current dispute technology can't handle these relational disputes
(e.g. home, custody, spousal support)

Existing Online Dispute Resolution Systems
(only for monetary disputes)

cyber/settle

ebay Dispute Resolution

Smartsettle™ BEYOND WIN-WIN

BlissDivorce Relational Dispute Resolution™ technology empowers couples to reach agreement without attorneys

- **Dispute avoidance** built into UX
- **Expert systems** address common disputes as they occur
- **Proprietary value attribution tools** resolve disagreements remaining at end of process
- **Machine learning** to optimize tools over time

11 Patents filed and pending


Jill has joined BlissDivorce
Scott S.
Disagreements
Here are the items you and John need to work out. We'll start with our Resolution Tools on the next screen.
MODULE
QUESTIONS
JEN
JOHN
AGREE
Child Custody & Visitation
Who will have the authority to choose which schools your child/children will attend?
Jen
John
Child Custody & Visitation
Who will be authorized to make decisions about extra-curricular activities such as sports, music lessons, and other enrichment activities?
Jen
Joint
Child Custody & Visitation
Who will have the authority to make decisions in response to your children´s evolving educational needs?
Jen
Joint
Child Custody & Visitation
Would you like to set up a 50/50 time sharing schedule (both parents get equal time), or will the children spend more time with one parent?
Weekdays with Jen, every other weekend with John
50/50


Jill has joined BlissDivorce
Scott S.
Resolution Tool 2
Option Rankings
Based on your and John's rankings, we identified one possible compromise:
QUESTIONS
OPTIONS
YOUR RANK
JOHN'S RANK
BOTH WILLING TO CONSIDER?
Regular Parenting Time
60% of time with Jen
40% of time with John
Family home
Continue to own jointly home
Would you like to propose this compromise to Jo
Yes
No
Congratulations, John accepted your offer!
X
You have resolved 4 of 6 issues!
Please continue to the next Resolution Tool to resolve your final disagreements.
TAKE A BREAK
CONTINUE

Breakthrough Pilot Market Results

Design (MVP)

- Launched in California
- End-to-end divorce platform*
- Beta of dispute resolution technology
- Mediator reviews each case and resolves disputes when needed

Results

53 paid clients - $185K revenue

- Avg. asset size = $990K

59% of cases resolved w/ no mediation

- 35% - Full agreement through dispute tech
- 24% - Minor disagreements resolved w/o mediation
- 41% - 1-6 hours of mediation

90% reduction in time (cut 10+ months)

- Avg. 45 days in platform

80% reduction in cost (saved $20K+)

*Launched with 3 of 7 platform modules, with mediator filling in capability gaps when needed. Currently at 5 of 7 modules deployed.

Major benefits for families

	Divorce Attorneys	BlissDivorce™
Saves 10+ months	11-17 months	45 days[1]
Saves $20K+	Avg. of $25,000 - $30,000	$3,000[2]
Much less stress and conflict	Attorneys stoke conflict and drag out process	• UX minimizes conflict • Efficient dispute resolution • Customer support and ecosystem of support services[3]

[1]Average time customers have taken to complete BlissDivorce platform using MVP launched in California.
[2]Price covers both spouses ($3K per couple). Charged $4K in MVP to cover mediation costs.
[3]Support services include online counseling, personal coaching, financial planning, will & trust, co-parenting app. Services provided through ecosystem of fee-generating affiliates.

Large market with huge potential for disruption

Fractured market with no large incumbents to defend

Local divorce attorneys still dominate (65% share)
- Form fill sites & discount attorneys – 30%
- Elite attorneys – 5%

BlissDivorce Sweet Spot
- Gen X'ers & Millennials
- Middle to upper income ($75-250K HHI, < $2M assets)
- Low to medium complexity & disagreement
- **Prefer online & want to avoid $25-30K in attorney fees**


TAM
1M divorces - $25B / year
SAM
650K divorces - $19.5B / year
Local Divorce Attorneys
SOM
220K divorces
$6.5B / year

First online platform to compete directly with attorneys

	BlissDivorce™	Divorce Lawyers 	Current Online Divorce Platforms (it's over easy, hello divorce., LEGALZOOM)	Emerging Relational ODR Tools (DivideOurStuff, splíddit)
Fixed Fee – You know what you'll pay	✔	✗	✔	✔
End-to-end divorce service	✔	✔	✔*	✗
Dispute Resolution	✔ Automated tools resolve disputes and mitigate conflict	✔ Attorneys fight it out, stoking conflict & dragging things out	✗	✔ Rudimentary tools to help resolve disagreements
Support services throughout process	✔	✗	✗	✗
Post-divorce services subscription	✔	✗	✗	✗

*As long as you can work out disputes on your own

Large LTV From Multiple Revenue Streams

Transaction Fee - **$3,000**

- Charged per couple

Ecosystem of Support Services **~ $750**

- Provided throughout and after divorce process, generating significant affiliate income

Post-divorce Subscription **~ $250**

- Divorce modifications, co-parenting app, secure document storage, online community

Total LTV = $4,000+


Ecosystem of Support Services
Real Estate Sales & Appraisals
Credit Cards
Will & Trust
Name Change
Banking Services
$3,000 Transaction Fee
Business Appraisal
Financial Planning
Digital Document Storage
Credit Score Services
Dating Services
Online Community
Personal Coaching
Online Counseling
Parenting App
Recurring monetization of key support services

+B2B Recurring Revenue:

Piloting use of our platform on a SaaS/white label basis inside law firms

Proven Customer Acquisition Model

Proven, Efficient, Repeatable

Top of Funnel – Build Trusted Brand

- Best practice from other successful brands that displaced human experts: TurboTax, Invisalign, Smile Direct Club, LegalZoom

Mid-Funnel – Lead Nurturing

- Optimized content and reassurance messaging in pilot

Bottom of Funnel

- Live sales person to close



Customer Acquisition Success Model
Top of Funnel
Establish Bliss as authoritative, trusted brand
Classic Brand Marketing
BlissDivorce™
Target behaviors that predict divorce
Marriage Counseling
Fitness Club Membership
Online Dating
PR/Spokesperson
Randy Kessler, Past Chair of Family Law Section of Am. Bar Assn., CNN/CourtTV Contributor
Mid Funnel
Lead Nurturing
Content Marketing
Reassurance Messaging
Close
Live sales person
Sales Specialist

CAC $600 - $700

LTV/CAC ratio of 6-7

Large LTV results in strong revenue at modest share assumptions

- Expand into **25 largest US states**, which account for 82% of divorces
- **$160M revenue** by year 5
- **Significant upside** from expansion into other geographies/legal verticals and white label product for law firms



Total Revenue
(Transaction + Ecosystem + Subscription)
Low
Medium
High
$1,400,000
$8,800,000
$39,700,000
$82,400,000
$238,000,000
(30% share)
$159,800,000
(20% share)
$78,300,000
(10% share)
Year 1
375 cases
California
Year 2
2,400 Cases
CA & TX
Year 3
11,000 cases
5 states
Year 4
23,000 cases
11 states
Year 5
45,000 Cases
25 states

Possible Exit → Acquisition (Year 3), Acquisition (Year 4), IPO (Year 5)

Forward-looking information. Actual results cannot be guaranteed.

Seasoned Team of Experts

Leadership Team



Dan Hirsch
Founder/CTO

- Lean product development expert
- Ph.D. in computer science
- Left 13 year career at McAfee and Intel to join BlissDivorce
- Experience at two startups

Argentina-based engineering and UX team



Scott Seidewitz
Founder/CEO

- MIT MBA, former P&G Brand Manager
- New product & brand strategy expert
- C-level consultant to LegalZoom
- Start-up experience w/ successful exit



Sheila Tan
Founder/CMO

- Senior marketing executive with broad leadership experience
- Former CMO of LegalZoom & Invisalign
- Advisor to multiple startups

Key Advisors



Randy Kessler
Prominent Divorce Attorney
CNN/CourtTV Contributor



Scott MacDonnel
Legal tech entrepreneur,
former LegalZoom



Leah Wing
Online Dispute Resolution
Thought Leader



Jin Ho Verdonschot
Online Dispute Resolution
Thought Leader

Resources to scale to and growth

Seed Round – Raising $2M

- Build out full platform
- Full version of dispute resolution tech
- Expand in CA & rest of country
- $10M valuation cap – SAFE

Pre-Seed Round – Raised $1.2M

- MVP of platform
- Beta of dispute resolution tech
- Pilot market
- $8M valuation cap – SAFE

Seed Round – Use of Funds


$650,000
Mediation & Legal Svcs, Support, Sales, Marketing, Analytics, Admin
(previously all bootstrap)
$500,000
Product Development (Argentina)
Use of Funds
$75,000
Operations
$575,000
Marketing Campaign
$200,000
Loan Repayment

BlissDivorce™

Thank you!

info@BlissDivorce.com

Resolution 8 Technologies, Inc.

Appendix

- Consumer demand
- Trust strategies
- Financials

Proven consumer demand for BlissDivorce

Online survey using state of the art concept test methodology

- N = 270 consumers currently or recently going through divorce
- Conducted by leading new product research firm

Breakthrough Results

- 48% Definitely Would use BlissDivorce,
  83% Definitely or Probably would
- Highest purchase intent ever seen by testing firm
- Top ranking vs. comparison set of 50+ legal tech and Fintech products[1]

Concept Used in Quantitative Concept Research

Reach a Divorce Agreement Without Attorneys

The best way for two people to reach an agreement is to work it out between themselves. But this can be hard to do in a divorce, so spouses end up hiring attorneys. Now there's a better approach.



Introducing **BlissDivorce.com**. It guides you step-by-step through a personalized divorce process, so you can reach an agreement and **move on with your life without the time, cost and frustration of attorneys.**

- Work together or individually – You get separate logins, so you and your spouse can work together if you want, or can work independently if you're not getting along.


Your Personalized, Step-by-Step Divorce Process
Your Modules

- Personalized, guided process – You only go through the modules necessary for your situation, and get tips and information at every step. It takes less than one third the time of working with attorneys.
- Work out disagreements – The system tracks areas of agreement and disagreement. Then our proven *Resolution Tools* help you resolve disputes without direct interaction between you and your spouse. If one or two issues remain at the end, a live BlissDivorce Virtual Mediator will help you work them out.
- Help available – U.S.-based Customer Support Coaches are available to help with the process. You can also click to "Ask an Attorney" at any time and have an optional attorney review of your final agreement (additional fees apply).
- All paperwork needed for a legal divorce is generated, securely signed and filed with the court electronically.
- 100% guaranteed – If you work out an agreement you like better with an attorney, you'll get a full refund.

W

[1]Comparison set provided by TopBox Associates www.topboxassociates.com

Building Trust for explosive adoption

*Human Support **Whenever You Need It***



- *Customer Support Coaches – Available 24/7*
- *"Ask an Attorney" (on demand, fee per 15 min)*
- *Mediator integration to work out final areas of disagreement*
- *Optional attorney review of final agreement*

Trustworthy Spokesperson:
Randy Kessler


STOP
RANDALL KESSLER
AUTHOR, "DIVORCE: PROTECT YOURSELF, YOUR KIDS AND YOUR FUTURE"
TODAY.COM

- *Accomplished spokesperson w/ access to media*
- *Will be featured in PR & on website*
- *Modeled after Robert Shapiro's role with LegalZoom*

100% Guarantee

- *100% refund if a lawyer negotiates a settlement you like better*


MONEY BACK
100%
GUARANTEE

Long-term:
*Establish BlissDivorce brand as the **Authority on Divorce** for Consumers*

- *Content development & marketing*
- *Classic brand marketing*

Financials – Cash flow positive by year 3

	Year 1	Year 2	Year 3	Year 4	Year 5
Cases (Unit Volume)	375	2,400	11,000	23,000	45,000
Revenue	$1,400,000	$8,900,000	$39,900,000	$82,500,000	$159,500,000
COGS	$240,000	$1,190,000	$4,950,000	$9,400,000	$16,400,000
Gross Profit	$1,160,000	$7,710,000	$34,950,000	$73,100,000	$143,100,000
Gross Margin	83%	87%	88%	89%	90%
US Staffing	$1,550,000	$2,850,000	$7,400,000	$13,000,000	$23,500,000
Argentina Staffing	$1,150,000	$1,750,000	$4,350,000	$7,000,000	$12,000,000
Marketing	$880,000	$2,520,000	$8,100,000	$14,500,000	$23,500,000
Operations	$300,000	$1,630,000	$7,650,000	$16,000,000	$30,200,000
Total Expenses	$3,880,000	$8,750,000	$27,500,000	$50,500,000	$89,200,000
EBITDA	($2,720,000)	($1,040,000)	$7,450,000	$22,600,000	$53,900,000
Profit Margin	-194%	-12%	19%	28%	34%

Forward-looking information. Actual results cannot be guaranteed.